SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                                 ESG Re Limited
                                (Name of Issuer)


                         Common Shares, $1.00 par value
                         (Title of Class of Securities)


                                    G31215109
                                 (CUSIP Number)


                              Mr. Kenneth F. Cooper
                               Vicuna Advisors LLC
                                 230 Park Avenue
                                    7th Floor
                               New York, NY 10169
                                 (212) 499-2940
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 19, 2001
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Vicuna Advisors LLC
                             TIN:  13-4006560
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

     NUMBER OF      7       SOLE VOTING POWER

      SHARES                Zero
                    ------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               1,129,600 shares
                    ------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING              Zero
                    ------------------------------------------------------------
      PERSON        10      SHARED DISPOSITIVE POWER

       WITH                 1,129,600 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,129,600 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.6%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Vicuna Partners LLC
                           TIN:  13-4006612
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

     NUMBER OF      7       SOLE VOTING POWER

      SHARES                Zero
                    ------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               1,129,600 shares
                    ------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING              Zero
                    ------------------------------------------------------------
      PERSON        10      SHARED DISPOSITIVE POWER

       WITH                 1,129,600 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,129,600 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.6%
--------------------------------------------------------------------------------


14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Vicuna Capital I L.P.
                           TIN:  13-4006625
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------


     NUMBER OF      7       SOLE VOTING POWER

      SHARES                834,640 shares
                    ------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               Zero
                    ------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING              834,640 shares
                    ------------------------------------------------------------
      PERSON        10      SHARED DISPOITIVE POWER

       WITH                 Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          834,640 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

            7.1%
--------------------------------------------------------------------------------


14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               WNP Investment Partnership  L.P.
               TIN:  13-4006626
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

     NUMBER OF      7       SOLE VOTING POWER

      SHARES                294,960 shares
                    ------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               Zero
                    ------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING              294,960 shares
                    ------------------------------------------------------------
      PERSON        10      SHARED DISPOITIVE POWER

       WITH                 Zero

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          294,960 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          2.5%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1         Joshua G. Welch
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

     NUMBER OF      7       SOLE VOTING POWER

      SHARES                Zero
                    ------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               1,129,600 shares
                    ------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING              Zero
                    ------------------------------------------------------------
      PERSON        10      SHARED DISPOITIVE POWER

       WITH                 1,129,600 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,129,600 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.6%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

     This Amendment No. 4 to Statement on Schedule 13D amends the Statement on
Schedule 13D relating to the Common Shares, $1.00 par value (the "Common Stock"), of ESG Re Limited (the "Issuer") filed by the Reporting Persons (as defined below) on March 17, 2000, as amended by Amendment No. 1 filed on October 17, 2000, Amendment No. 2 filed on November 30, 2000 and Amendment No. 3 filed on October 4, 2001. The Statement on Schedule 13D amended the Schedule 13G filed by the Reporting Persons on November 22, 1999, as amended by Amendment No. 1 filed on February 14, 2000.

     This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), Vicuna Capital I L.P., a Delaware limited partnership ("Capital"), WNP Investment Partnership, L.P., a Delaware limited partnership ("WNP"), and Joshua G. Welch ("Welch").


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     This Amendment No. 4 to Statement on Schedule 13D amends Item 4 to Statement on Schedule 13D by adding the following information to Item 4.

     On October 15, 2001, Bermuda counsel for the Reporting Persons and for SC Fundamental LLC and related parties (collectively "SC Fundamental") met with the Issuer's Bermuda counsel to discuss the lawsuit in the Supreme Court of Bermuda against the Issuer and certain current or former officers and directors of the Issuer that the Reporting Persons and SC Fundamental having been considering. Bermuda counsel for the Reporting Persons and for SC Fundamental conveyed the belief of their clients that the Issuer and John Head III, Chairman and a Director of the Issuer, have conducted the Issuer's affairs in a manner oppressive and prejudicial to the interests of the Issuer's minority shareholders and dissipated the assets of the Issuer for the personal benefit of Mr. Head. The proposed relief includes the removal of Mr. Head as a director and officer of the Issuer, changes in the Issuer's governing instruments that cut back the voting rights of shareholders that hold or control shares of Common Stock that constitute 10% or more of the outstanding shares, cancellation of shares of Common Stock and options to acquire shares of Common Stock issued to Mr. Head, other appropriate injunctive relief as is required in order to protect the interests of the Issuer's shareholders and an inquiry into whether Mr. Head had been improperly remunerated by the Issuer.

     On October 19, 2001, Bermuda counsel for the Reporting Persons and for SC Fundamental received a letter dated October 17, 2001 from the Issuer's Bermuda counsel that stated that the Issuer had declined to conduct further meetings at this time. The Issuer's Bermuda counsel requested a copy of the draft petition for the proposed lawsuit so that they could give further consideration to the matters raised by the Reporting Persons and SC Fundamental and that further discussion might result.

     On October 19, 2001, Bermuda counsel for the Reporting Persons and SC Fundamental delivered, on behalf of the Reporting Persons and on behalf of SC Fundamental, a letter to the Issuer's Bermuda counsel, a copy of which is attached as Exhibit B. Enclosed with the letter was a draft petition to the Supreme Court of Bermuda that would be used to initiate the lawsuit discussed above. The letter invited a response by the close of business on October 26, 2001 to the draft petition and to the request of the Reporting Persons and SC Fundamental for a meeting to discuss these concerns. The letter stated that failing a satisfactory response, the Reporting Persons and SC Fundamental would seek redress for the wrongs the Issuer's shareholders have suffered by way of petition to the Supreme Court of Bermuda.

     On the basis of a Schedule 13D filed with the Commission by SC Fundamental, the Reporting Persons believe that SC Fundamental is the beneficial owner of an aggregate of 1,043,800 shares of Common Stock, representing approximately 8.85% of the outstanding Common Stock. The Reporting Persons and SC Fundamental have retained the same Bermuda law firm and have been communicating with each other with respect to the possibility of instituting litigation challenging the lawfulness of corporate conduct which they believe has deprived them of their rights as shareholders and with respect to related strategy. The Reporting Persons and SC Fundamental have agreed to cooperate with each other with respect to the potential lawsuit and to share the fees and expenses of Bermuda counsel. The Reporting Persons do not have any agreement, arrangement or understanding with SC Fundamental or any other shareholders with respect to acquiring, holding, voting or disposing of any shares of Common Stock or, other than the agreements described above with regard to cooperating in connection with a potential lawsuit, any other matter. The

Reporting Persons disclaim that the Reporting Persons and SC Fundamental constitute a group for purposes of Rule 13d-5 under the Exchange Act and the Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by SC Fundamental.


     The Reporting Persons have communicated directly and through counsel with the Issuer and its counsel concerning the bases for the proposed lawsuit and may communicate further with the Issuer and its counsel concerning these matters. The Reporting Persons have not determined that they will commence a lawsuit or that they will take any other particular action. The Reporting Persons expect to consider a number of factors in making a decision about commencing a lawsuit, including the Issuer's response to the concerns raised.


     The Reporting Persons have had discussions with other shareholders concerning possible mismanagement of the affairs of the Issuer and the adequacy of the representation of the Issuer's shareholders provided by the Board of Directors. The Reporting Persons expect to continue to have discussions with other shareholders concerning such matters. If the Reporting Persons decide to commence a lawsuit, they expect to encourage other interested shareholders to join in the lawsuit or to commence similar lawsuits.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------


     As of the date hereof, Capital is the beneficial owner 834,640 shares of Common Stock and WNP is the beneficial owner 294,960 shares of Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP.


     As of the date hereof, Capital is the beneficial owner of 7.1% of the Common Stock and WNP is the beneficial owner of 2.5% of the Common Stock. The percentages of the outstanding Common Stock reported in this Schedule 13D are calculated on the basis of 11,787,727 shares of Common Stock issued and outstanding on August 7, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.


     No transactions were effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached to the original Schedule 13D, in the Common Stock during the 60 days prior to the date of this Amendment No. 4 to Schedule 13D.


         Exhibit A:      Agreement of Joint Filing, dated as of October
                         22, 2001, among Advisors, Partners, Capital, WNP and
                         Welch.

         Exhibit B:      Letter dated October 19, 2001 from the Reporting
                         Persons' Bermuda counsel to the Issuer's Bermuda counsel.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 22, 2001


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                            /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch

                                                                       EXHIBIT A
                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------



     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 4 to the
Schedule 13D dated October 22, 2001 relating to the Common Shares, $1.00 par value, of ESG Re Limited as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.


Dated:  October 22, 2001


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                            /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch

                                                                       EXHIBIT B
                          Letterhead of Conyers Dill & Pearman
                                  Clarendon House, 2 Church Street
                                  P.O. Box HM 666
                              Hamilton HM CX, Bermuda

19 October 2001

Appleby Spurling & Kempe
41 Cedar Avenue
Hamilton
Bermuda

For the attention of Mr Jai Pachai

Dear Sirs,

Re: ESG Re Limited (the "Company")

Thank you for your letter of 17 October 2001.

We write on behalf of (1) Vicuna Advisors LLC and associated entities and (2) SC Fundamental LLC and associated entities as respective beneficial owners of approximately 9.6% and 8.86% of the Company's common stock, following the meeting which took place between representatives of our firm and Appleby Spurling & Kempe on Monday 15 October 2001.

As you recognise in your letter, our clients have attempted for several months to resolve their grievances with the Company by dialogue. The Company's rejection of a request for a meeting suggests strongly that the Company has little, if any, interest in dealing with these matters by discussion. We find this surprising: the assets of the Company would be better employed in addressing the concerns affecting all shareholders that our clients have raised rather than in litigating against the Company's shareholders.

Our clients agree that in order to move matters forward, it would now be appropriate to release the draft Petition to you. Accordingly we enclose with this letter a draft Petition (which draft is substantially similar to the draft previously provided to you for review at our meeting on 15 October) seeking relief under Section 111 of the Companies Act 1981. Our clients also request that you forward a copy of this letter and the draft Petition to each member of the Board of Directors of the Company. The draft sets out the history of relevant events following the initial public offering of shares in the Company, the calamitous decline in shareholder value and the improper manner in which John Head III has been preferring his own interests to those of the Company and the shareholders. In short, the draft Petition sets out the ways in which our clients and the Company's other shareholders have been oppressed and prejudiced by the actions of the Company and John Head III. The draft Petition also sets out the nature of the relief which our clients seek.

Our clients' preferred course of action continues to be to try to work with the Company to address the shareholder concerns which they have raised. However, given the time which has already elapsed and the failure of attempts thus far to resolve these shareholder concerns amicably, our clients are not prepared to allow a further indefinite period of time to elapse whilst your clients deliberate. You indicate in your letter that upon sight of the draft Petition, there may be a platform for discussion. Accordingly, we invite your response to the draft Petition and to our clients' request for a meeting at which the shareholder concerns raised by the Petition may be addressed, by close of business on 26 October 2001.

Failing a satisfactory response, our clients will seek redress for the wrongs the Company's shareholders have suffered by way of Petition to the Supreme Court of Bermuda.

Yours faithfully

Conyers Dill & Pearman

cc:
Vicuna Advisors LLC;  Mr Joshua G. Welch
SC Fundamental LLC; Mr Peter Collery
Chadbourne & Parke LLP; Mr Peter Ingerman Esq
Pillsbury Winthrop LLP; Mr Jerry P. Peppers Esq and Mr Jeffrey J. Delaney Esq Weil Gotshal & Manges; Mr David Zeltner Esq